Filed Pursuant to Rule 424(b)(3)

SEC File #333-195015

Prospectus Supplement

Dated August 15, 2016 (to Prospectus dated April 14, 2016)

1st FRANKLIN FINANCIAL CORPORATION

This Prospectus Supplement is part of, and should be read in conjunction with, the Prospectus dated April 14, 2016.

This Prospectus Supplement includes the quarterly report to investors filed as Exhibit 19 to the Quarterly Report on Form 10-Q for the three- and six-months period ended June 30, 2016 of 1st Franklin Financial Corporation, filed with the Securities and Exchange Commission on August 15, 2016.

1st

FRANKLIN

FINANCIAL

CORPORATION

QUARTERLY

REPORT TO INVESTORS

AS OF AND FOR THE

SIX MONTHS ENDED

JUNE 30, 2016

2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following narrative is Management’s discussion and analysis of the foremost factors that influenced 1st Franklin Financial Corporation’s and its consolidated subsidiaries’ (the “Company”, “our” or “we”) financial condition and operating results as of and for the three- and six-month periods ended June 30, 2016 and 2015.  This analysis and the accompanying unaudited condensed consolidated financial information should be read in conjunction with the Company's audited consolidated financial statements and related notes included in the Company’s 2015 Annual Report.  Results achieved in any interim period are not necessarily reflective of the results to be expected for any other interim or full year period.

Forward-Looking Statements:

Certain information in this discussion, and other statements contained in this Quarterly Report which are not historical facts, may be forward-looking statements within the meaning of the federal securities laws.  Such forward-looking statements involve known and unknown risks and uncertainties.  The Company's actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained herein.  Possible factors which could cause actual future results to differ from expectations include, but are not limited to, adverse general economic conditions, including changes in the interest rate environment, unexpected reductions in the size of or collectability of our loan portfolio, reduced sales or increased redemptions of our securities, unavailability of borrowings under our credit facility, federal and state regulatory changes affecting consumer finance companies, unfavorable outcomes in legal proceedings and adverse or unforeseen developments in any of the matters described under “Risk Factors” in our 2015 Annual Report, as well as other factors referenced elsewhere in our filings with the Securities and Exchange Commission from time to time.  The Company undertakes no obligation to update any forward-looking statements, except as required by law.

The Company:

We are engaged in the consumer finance business, primarily in making consumer loans to individuals in relatively small amounts for short periods of time.  Other lending-related activities include the purchase of sales finance contracts from various dealers and the making of first and second mortgage real estate loans on real estate.  As of June 30, 2016, the Company’s business was operated through a network of 285 branch offices located in Alabama, Georgia, Louisiana, Mississippi, South Carolina and Tennessee.

We also offer optional credit insurance coverage to our customers when making a loan.  Such coverage may include credit life insurance, credit accident and health insurance, and/or credit property insurance.  Customers may request credit life insurance coverage to help assure that any outstanding loan balance is repaid if the customer dies before the loan is repaid or they may request accident and health insurance coverage to help continue loan payments if the customer becomes sick or disabled for an extended period of time.  Customers may also choose property insurance coverage to protect the value of loan collateral against damage, theft or destruction.  We write these various insurance policies as an agent for a non-affiliated insurance company.  Under various agreements, our wholly-owned insurance subsidiaries, Frandisco Life Insurance Company and Frandisco Property and Casualty Insurance Company, reinsure the insurance coverage on our customers written on behalf of this non-affiliated insurance company.

The Company's operations are subject to various state and federal laws and regulations.  We believe our operations are in compliance with applicable state and federal laws and regulations.

Financial Condition:

Total assets of the Company were $685.9 million at June 30, 2016 compared to $674.4 million at December 31, 2015, representing a $11.5 million (2%) increase.  The primary area of growth was in the Company's investment portfolios.  Short-term investments increased $32.2 million (70%) and our investment securities portfolio increased $18.8 million (12%) at June 30,

2016 compared to prior year end.  The increase in investments was a result of surplus funds generated from operating and financing activities.

Cash and cash equivalents (excluding restricted cash) declined $3.0 million (55%) at June 30, 2016 compared to December 31, 2015.  Management moved surplus cash to the Company's investment portfolios to increase yield.

Restricted cash consists of funds maintained in restricted accounts at the Company's  insurance subsidiaries in order to comply with certain requirements imposed on insurance companies by the State of Georgia and to meet the reserve requirements of its reinsurance agreements.  Restricted cash also includes escrow deposits held by the Company on behalf of certain mortgage real estate customers.  At June 30, 2016, restricted cash decreased $6.7 million (71%) compared to December 31, 2015 mainly due to Management's decision to move a portion of restricted funds into trust accounts in the investment portfolios for purposes of increasing yields.  See Note 3, "Investment Securities" in the accompaning "Notes to Unaudited Condensed Consolidated Financial Statements" for further discussion of amounts held in trust.

Loan liquidations exceed loan originations during the six months just ended resulting an a $31.9 million (8%) decrease in our net loan portfolio.  At June 30, 2016 our net loan portfolio was $374.5 million compared to $406.4 million at December 31, 2015. Included in our net loan portfolio is our allowance for loan losses which reflects Management’s estimate of the level of allowance adequate to cover probable losses inherent in the loan portfolio as of the date of the statement of financial position.  To evaluate the overall adequacy of our allowance for loan losses, we consider the level of loan receivables, historical loss trends, loan delinquency trends, bankruptcy trends and overall economic conditions.  Also contributing to the decrease in our net loan portfolio was a $2.7 million increase in the allowance for loan losses.  See Note 2, “Allowance for Loan Losses,” in the accompanying “Notes to Unaudited Condensed Consolidated Financial Statements” for further discussion of the Company’s allowance for loan losses.  Management believes the allowance for loan losses is adequate to cover probable losses inherent in the portfolio at June 30, 2016; however, unexpected changes in trends or deterioration in economic conditions could result in additional changes in the allowance.  Any increase could have a material adverse impact on our results of operations or financial condition in the future.

As previously mentioned, our investment securities portfolio increased $18.8 million at June 30, 2016 compared to the prior year end.  The Company's investment portfolio consists mainly of U.S. Treasury bonds, government agency bonds and various municipal bonds.  A portion of these investment securities have been designated as “available for sale” (92% as of June 30, 2016 and 89% as of December 31, 2015) with any unrealized gain or loss, net of deferred income taxes, accounted for as other comprehensive income in the Company’s Condensed Consolidated Statements of Comprehensive Income.  The remainder of the Company’s investment portfolio represents securities carried at amortized cost and designated as “held to maturity,” as Management does not intend to sell, and does not believe that it is more likely than not that it would be required to sell, such securities before recovery of the amortized cost basis.  In addition to the investment portfolio, the Company maintains an investment accounted for under the equity method.  The balance of the Company's investment in the fund at June 30, 2016 was $25.1 million compared to $25.0 million at December 31, 2015.  The Company has no additional investment commitments to the fund.  For additional information on this equity method investment, see Note 5 "Equity Method Investment" in the accompanying "Notes to Unaudited Condensed Consolidated Financial Statements".  Management believes the Company has adequate funding available to meet liquidity needs for the foreseeable future.

Other assets increased $1.9 million at June 30, 2016 compared to December 31, 2015.  The majority of the growth was due to an increase in purchases of fixed assets.

The aggregate amount of senior and subordinated debt outstanding at June 30, 2016 was $436.8 million compared to $424.5 million at December 31, 2015, representing an increase of $12.3 million (3%) increase.  Higher sales of the Company's commercial paper was responsible for the increase.

Accrued expenses and other liabilities declined $4.5 million at June 30, 2016 compared to December 31, 2015 mainly due to disbursement of the 2015 incentive bonus in February 2016.  Also contributing to the decrease were lower outstanding payroll taxes due as of June 30, 2016.

Results of Operations:

During the three- and six-month periods ended June 30, 2016, total revenues were $50.7 million and $104.3 million, respectively, compared to $50.6 million and $101.7 million during the same periods a year ago.  Higher interest and finance charge income earned on our loan and investment portfolios was the primary factor responsible for the increase in revenues during the six-month period just ended compared to the same period a year ago.  Revenues were slightly higher during the three-month period just ended compared to the same three-month period a year ago.  During the quarter just ended, the Company experienced higher interest and finance charge income earned on our loan and investment portfolios; however, most of the increase was offset by a decline in insurance revenue.  Although revenues were higher, net income declined $5.5 million (64%) and $8.1 million (47%) during the three- and six-month periods ended June 30, 2016, respectively, compared to the same periods during 2015.  The decrease in net income during the comparable periods is mainly due to significant increases in our  provision for loan losses.

Net Interest Income

Net interest income represents the difference between income on earning assets (loans and investments) and the cost of funds on interest bearing liabilities.  Our net interest income is affected by the size and mix of our loan and investment portfolios as well as the spread between interest and finance charges earned on the respective assets and interest incurred on our debt.  Our net interest income increased $.7 million (2%) and $2.6 million (4%) during the three- and six-month periods ended June 30, 2016, respectively, compared to the same periods in 2015.  Average net receivables increased $26.7 million (6%) during the six months just ended compared to the same period a year ago.  The higher level of average net receivables led to an increase in interest and finance charges earned of .9 million (2%) and $3.3 million (4%) during the three- and six-month periods ended June 30, 2016, respectively, compared to the same periods in 2015.

Although average daily borrowings increased $48.6 million during the six-month period ended June 30, 2016 compared to the same period in 2015, the lower interest rate environment has enabled management to minimize increases in borrowing costs.  The Company's average borrowing rates were 3.19% and 3.25% during the six-month periods ended June 30, 2016 and 2015, respectively.  Interest expense increased approximately $.2 million (8%) and $.7 million (11%) during the three- and six-month periods just ended compared to the same periods a year ago due to the increased borrowings outstanding.

Management projects that, based on historical results, average net receivables will grow during the second half of 2016, and earnings are expected to increase accordingly.  However, a decrease in net receivables or an increase in interest rates on outstanding borrowings, could negatively impact our net interest margin.

Insurance Income

During the three-month period just ended, insurance revenue declined $1.0 million (8%) compared to the same period a year ago.  A $.7 million (21%) decrease in insurance claims and expenses during the same comparable three-month period offset a portion of the decline in insurance revenues resulting in an overall decline of $.3 million (3%) in net insurance income.  During the six-month period just ended insurance revenue declined $.5 million (2%) offset by a $.5 million (9%) decline in insurance claims and expenses, resulting in only a minimal increase in overall net insurance income.

A decrease in the number of customers opting for credit insurance products offered by the Company on certain loan products and a higher percentage of loan originations on loan products that do not include an option for insurance during the current year were the principal  factors contributing to the decline in insurance revenue in the 2016 periods.

Other Revenue

Other revenue increased $.2 million (18%) for the three-month period ended June 30, 2016 compared to the same period in 2015 mainly due to higher earnings on our equity method investment.  During the six-month period just ended, other revenue declined $.2 million compared to the same period a year ago mainly as a result of losses on the equity method investment during the first quarter of this year and decreases in revenue from the sale of auto club memberships to loan customers during the six months just ended.

Provision for Loan Losses

The Company’s provision for loan losses is a charge against earnings to maintain the allowance for loan losses at a level that Management estimates is adequate to cover probable losses inherent as of the date of the statement of financial position.

Our provision for loan losses increased $4.7 million (73%) and $9.7 million (76%) during the three- and six-month periods ended June 30, 2016, respectively, compared to same periods in during 2015.  The increases were mainly due to higher net charge offs.  Net charge offs were $9.6 million and $19.8 million during the three- and six-month periods just ended, respectively, compared to $6.5 million and $12.8 million during the same comparable periods a year ago.  Our industry has come under increased regulation by federal and state regulators.  As a result, the Company has adopted more stringent collection practices to meet newly enacted and anticipated governmental regulations.  These changes along with higher bankruptcies have resulted in the increased net charge offs during the currenty year.

As a result of the aforementioned trends through June 30, 2016, Management added an additional $2.7 million to the allowance for loan losses which also contributed to the increase in the provision for loan losses. Determining a proper allowance for loan losses is a critical accounting estimate which involves Management’s judgment with respect to certain relevant factors, such as historical and expected loss trends, unemployment rates in various locales, current and expected net charge offs, delinquency levels, bankruptcy trends and overall general and industry specific economic conditions.

We believe that the allowance for loans losses is adequate to cover probable losses inherent in our portfolio; however, because the allowance for loan losses is based on estimates, there can be no assurance that the ultimate charge off amount will not exceed such estimates or that our loss assumptions will not increase.  Management may determine it is appropriate to increase the allowance for loan losses in future periods, or actual losses could exceed allowances in any period, either of which events could have a material negative impact on our results of operations in the future.

Other Operating Expenses

Other operating expenses increased $1.0 million and $.1 million during the three- and six-month periods ended June 30, 2016, respectively, compared to the same periods a year ago.  Other operating expenses encompass personnel expense, occupancy expense and miscellaneous other expenses.

Personnel expense increased $.2 million (1%) during the three- and six-month periods just ended compared to the same periods in 2015.  The increases were primarily due to increases in our employee base, annual merit salary increases, increases in contributions to the Company's 401(k) plan and increased payroll taxes.  An increase in claims associated with the Company's self-insured medical program also contributed to the increases in 2016 over the comparable periods.  Lower accruals for the Company's incentive bonus plan offset a majority of the aforementioned increases.

Higher utility expenses, depreciation expenses and increased rent expense caused occupancy expense to increase $.1 million (3%) and $.1 million (2%) during the three- and six-month periods ended June 30, 2016 compared to the same periods a year ago.

During the three-month period ended June 30, 2016, miscellaneous other operating expenses increased $.7 million (12%) compared to the same period a year ago.  Increases in advertising expenses, business promotion expenses, computer expenses, consultant fees, insurance premiums paid, postage, stationary and supplies, and travel expenses led to the increase in the current three-month period just ended.  During the six-month period ended June 30, 2016, miscellaneous other operating expenses declined $.2 million (1%) compared to the same period in 2015.  Costs were lower primarily due to declines in advertising expenses, collection expenses, legal and audit expenses, consultant fees, computer expenses, securities sales expenses, management meeting expenses and taxes and licenses.

Income Taxes

The Company has elected to be, and is, treated as an S corporation for income tax reporting purposes.  Taxable income or loss of an S corporation is passed through to, and included in the individual tax returns of, the shareholders of the Company, rather then being taxed at the corporate level.  Notwithstanding this election, however, income taxes continue to be reported for, and paid by, the Company's insurance subsidiaries as they are not allowed to be treated as S corporations, and for the Company’s state taxes in Louisiana, which does not recognize S corporation status.  Deferred income tax assets and liabilities are recognized and provisions for current and deferred income taxes continue to be recorded by the Company’s subsidiaries.  The Company uses the liability method of accounting for deferred income taxes and provides deferred income taxes for all significant income tax temporary differences.

Effective income tax rates were 29% and 23% during the three- and six-month periods ended June 30, 2016, respectively compared to 10% and 11% during each of the same periods during 2015.  The portion of pre-tax income during the three- and six-month periods just ended generated by the insurance subsidiaries were 110% and 86%, respectively, compared to 40% and 42%, during the same respective periods a year ago.  These higher percentages were the cause of the increase in the tax rate during the comparable periods just ended.  The Company’s effective tax rates during the reporting periods were lower than statutory rates due to income at the S corporation level being passed to the shareholders of the Company for tax reporting purposes, whereas income earned at the insurance subsidiary level was taxed at the corporate level.  The tax rates of the Company’s insurance subsidiaries are below statutory rates primarily due to investments in tax exempt bonds held by the Company’s insurance subsidiaries.

Quantitative and Qualitative Disclosures About Market Risk:

Interest rates continued to be near historical low levels during the reporting period.  The possibility of market fluctuations in market interest rates during the remainder of the year could have an impact on our net interest margin.  Please refer to the market risk analysis discussion contained in our 2015 Annual Report on Form 10-K as of and for the year ended December 31, 2015 for a more detailed analysis of our market risk exposure.  There were no material changes in our risk exposures in the six months ended June 30, 2016 as compared to those at December 31, 2015.

Liquidity and Capital Resources:

As of June 30, 2016 and December 31, 2015, the Company had $80.6 million and $51.4 million, respectively, invested in cash and cash equivalents (excluding restricted cash), the majority of which was held by the parent company.

The Company’s investments in marketable securities can be readily converted into cash, if necessary.  State insurance regulations limit the use an insurance company can make of its assets.  Dividend payments to a parent company by its wholly-owned insurance subsidiaries are subject to annual limitations and are restricted to the greater of 10% of policyholders’ surplus or statutory earnings before recognizing realized investment gains of the individual insurance subsidiary.  At December 31, 2015, Frandisco Property and Casualty Insurance Company (“Frandisco P&C”) and Frandisco Life Insurance Company (“Frandisco Life”), the Company’s wholly-owned insurance subsidiaries, had policyholders’ surpluses of $70.5 million and $67.3 million, respectively.  The maximum aggregate amount of dividends these subsidiaries can pay to the Company in 2016, without prior approval of the Georgia Insurance Commissioner, is approximately $11.8 million.  No dividends were paid during the six-month period ended June 30, 2016.

The majority of the Company’s liquidity requirements are financed through the collection of receivables and through the sale of short- and long-term debt securities.  The Company’s continued liquidity is therefore dependent on the collection of its receivables and the sale of debt securities that meet the investment requirements of the public.  In addition to its receivables and securities sales, the Company has an external source of funds available under a credit facility with Wells Fargo Preferred Capital, Inc. (the “credit agreement”). The credit agreement, as amended, provides for borrowings of up to $100.0 million or 70% of the Company's net finance receivables (as defined in the Credit Agreement), whichever is less, and has a maturity date of September 11, 2018.  Available borrowings under the credit agreement were $100.0 million at June 30, 2016 and December 31, 2015, at an interest rate of 3.75%.  The credit agreement contains covenants customary for financing transactions of this type.  At June 30, 2016, the Company was in compliance with all covenants.  Management believes this credit facility, when considered with the Company’s other expected sources of funds, should provide sufficient liquidity for the continued growth of the Company for the foreseeable future.

Critical Accounting Policies:

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States and conform to general practices within the financial services industry. The Company’s critical accounting and reporting policies include the allowance for loan losses, revenue recognition and insurance claims reserves.  During the six months ended June 30, 2016, there were no material changes to the critical accounting policies or related estimates previously disclosed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2015.

Allowance for Loan Losses

Provisions for loan losses are charged to operations in amounts sufficient to maintain the allowance for loan losses at a level considered adequate to cover probable credit losses inherent in our loan portfolio.

The allowance for loan losses is established based on the determination of the amount of probable losses inherent in the loan portfolio as of the reporting date.  We review, among other things, historical charge off experience factors, delinquency reports, historical collection rates, economic trends such as unemployment rates, gasoline prices, bankruptcy filings and other information in order to make what we believe are the necessary judgments as to probable losses.  Assumptions regarding probable losses are reviewed periodically and may be impacted by our actual loss experience and changes in any of the factors discussed above.

Revenue Recognition

Accounting principles generally accepted in the United States require that an interest yield method be used to calculate the income recognized on accounts which have precomputed charges.  An interest yield method is used by the Company on each individual account with precomputed charges to calculate income for those active accounts; however, state regulations often allow interest refunds to be made according to the Rule of 78’s method for payoffs and renewals.  Since the majority of the Company's accounts with precomputed charges are paid off or renewed prior to maturity, the result is that most of those accounts effectively yield on a Rule of 78's basis.

Precomputed finance charges are included in the gross amount of certain direct cash loans, sales finance contracts and certain real estate loans.  These precomputed charges are deferred and recognized as income on an accrual basis using the effective interest method.  Some other cash loans and real estate loans, which do not have precomputed charges, have income recognized on a simple interest accrual basis.  Income is not accrued on any loan that is more than 60 days past due.

Loan fees and origination costs are deferred and recognized as adjustments to the loan yield over the contractual life of the related loan.

The property and casualty credit insurance policies written by the Company, as agent for a non-affiliated insurance company, are reinsured by the Company’s property and casualty insurance subsidiary.  The premiums on these policies are deferred and earned over the period of insurance coverage using the pro-rata method or the effective yield method, depending on whether the amount of insurance coverage generally remains level or declines.

The credit life and accident and health insurance policies written by the Company, as agent for a non-affiliated insurance company, are reinsured by the Company’s life insurance subsidiary.  The premiums are deferred and earned using the pro-rata method for level-term life insurance policies and the effective yield method for decreasing-term life policies.  Premiums on accident and health insurance policies are earned based on an average of the pro-rata method and the effective yield method.

Insurance Claims Reserves

Included in unearned insurance premiums and commissions on the Unaudited Condensed Consolidated Statements of Financial Position are reserves for incurred but unpaid credit insurance claims for policies written by the Company, as agent for a non-affiliated insurance underwriter, and reinsured by the Company’s wholly-owned insurance subsidiaries.  These reserves are established based on generally accepted actuarial methods.  In the event that the Company’s actual reported losses for any given period are materially in excess of the previously estimated amounts, such losses could have a material adverse effect on the Company’s results of operations.

Different assumptions in the application of any of these policies could result in material changes in the Company’s consolidated financial position or consolidated results of operations.

Recent Accounting Pronouncements:

See “Recent Accounting Pronouncements” in Note 1 to the accompanying “Notes to Unaudited Condensed Consolidated Financial Statements” for a discussion of any applicable recently adopted accounting standards and the expected impact of accounting standards recently issued but not yet required to be adopted.  For pronouncements already adopted, any material impacts on the Company’s consolidated financial statements are discussed in the applicable section(s) of this Management’s Discussion and Analysis of Financial Condition and Results of Operations, and the accompanying Notes to Unaudited Condensed Consolidated Financial Statements.

1st FRANKLIN FINANCIAL CORPORATION CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Unaudited)
	June 30,	December 31,
	2016	2015
ASSETS

CASH AND CASH EQUIVALENTS	$ 80,644,749	$ 51,449,417

RESTRICTED CASH	2,663,977	9,335,466

LOANS: Direct Cash Loans Real Estate Loans Sales Finance Contracts Less: Unearned Finance Charges Unearned Insurance Premiums and Commissions Allowance for Loan Losses Net Loans	449,619,836 22,811,653 31,236,573 503,668,062 56,760,222 36,201,849 36,200,000 374,505,991	494,836,733 22,128,090 30,071,077 547,035,900 65,699,425 41,446,393 33,500,000 406,390,082

INVESTMENT SECURITIES: Available for Sale, at fair value Held to Maturity, at amortized cost	165,362,864 14,308,129 179,670,993	143,862,165 17,058,181 160,920,346

EQUITY METHOD INVESTMENT	25,130,891	24,989,505

OTHER ASSETS	23,250,409	21,328,993

TOTAL ASSETS	$ 685,867,010	$ 674,413,809

LIABILITIES AND STOCKHOLDERS' EQUITY

SENIOR DEBT	$ 401,083,868	$ 388,489,295
ACCRUED EXPENSES AND OTHER LIABILITIES	20,912,435	25,430,137
SUBORDINATED DEBT	35,718,934	36,004,009
Total Liabilities	457,715,237	449,923,441

COMMITMENTS AND CONTINGENCIES (Note 6) STOCKHOLDERS' EQUITY:
Preferred Stock: $100 par value, 6,000 shares authorized; no shares outstanding	--	--
Common Stock Voting Shares; $100 par value; 2,000 shares authorized; 1,700 shares outstanding Non-Voting Shares; no par value; 198,000 shares authorized; 168,300 shares outstanding	170,000 --	170,000 --
Accumulated Other Comprehensive Income	7,336,401	4,142,986
Retained Earnings	220,645,372	220,177,382
Total Stockholders' Equity	228,151,773	224,490,368

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 685,867,010	$ 674,413,809

See Notes to Unaudited Condensed Consolidated Financial Statements

1st FRANKLIN FINANCIAL CORPORATION CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS (Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2016	2015	2016	2015

INTEREST INCOME	$ 37,757,878	$ 36,836,987	$ 78,114,937	$ 74,860,439
INTEREST EXPENSE	3,425,822	3,176,729	6,904,894	6,245,806
NET INTEREST INCOME	34,332,056	33,660,258	71,210,043	68,614,633

Provision for Loan Losses	11,272,680	6,528,953	22,451,680	12,751,029

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	23,059,376	27,131,305	48,758,363	55,863,604

INSURANCE INCOME Premiums and Commissions Insurance Claims and Expenses Total Net Insurance Income	11,478,249 2,830,733 8,647,516	12,516,191 3,573,368 8,942,823	24,158,590 5,631,985 18,526,605	24,689,235 6,181,212 18,508,023

OTHER REVENUE	1,434,958	1,217,290	1,986,594	2,160,838

OTHER OPERATING EXPENSES: Personnel Expense Occupancy Expense Other Total	18,138,892 3,575,912 7,003,870 28,718,674	17,949,653 3,472,837 6,269,733 27,692,223	36,185,920 7,029,538 14,191,887 57,407,345	35,953,991 6,911,201 14,398,498 57,263,690

INCOME BEFORE INCOME TAXES	4,423,176	9,599,195	11,864,217	19,268,775

Provision for Income Taxes	1,274,302	971,199	2,745,797	2,084,789

NET INCOME	3,148,874	8,627,996	9,118,420	17,183,986

RETAINED EARNINGS, Beginning of Period	223,379,048	212,392,699	220,177,382	204,613,711

Distributions on Common Stock	5,882,550	6,297,000	8,650,430	7,074,002

RETAINED EARNINGS, End of Period	$220,645,372	$214,723,695	$ 220,645,372	$ 214,723,695

BASIC EARNINGS PER SHARE: 170,000 Shares Outstanding for All Periods (1,700 voting, 168,300 non-voting)	$18.52	$50.75	$53.64	$101.08

See Notes to Unaudited Condensed Consolidated Financial Statements

1st FRANKLIN FINANCIAL CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2016	2015	2016	2015

Net Income	$ 3,148,874	$ 8,627,996	$ 9,118,420	$ 17,183,986

Other Comprehensive Income (Loss):
Net changes related to available-for-sale
Securities:
Unrealized gaines (losses)	3,634,390	(3,148,206)	5,420,412	(3,297,626)
Income tax (expense) benefit	(1,239,124)	843,156	(2,226,472)	830,641
Net unrealized gains (losses)	2,395,266	(2,305,050)	3,193,940	(2,466,985)

Less reclassification of gain to
net income (1)	525	41,523	525	41,523

Total Other Comprehensive
Income (Loss)	2,394,741	(2,346,573)	3,193,415	(2,508,508)

Total Comprehensive Income	$ 5,543,615	$ 6,281,423	$ 12,311,835	$ 14,675,478

(1)

Reclassified $795 to other operating expenses and $270 to provision for income taxes

on the Condensed Consolidated Statements of Income and Retained Earnings (Unaudited)   during the three- and six-month periods ended June 30, 2016, respectively.

Reclassified $56,113 to other operating expenses and $14,590 to provision for income taxes

on the Condensed Consolidated Statements of Income and Retained Earnings (Unaudited)   during the three- and six-month periods ended June 30, 2015, respectively.

See Notes to Unaudited Condensed Consolidated Financial Statements

1ST FRANKLIN FINANCIAL CORPORATION CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Six Months Ended
	June 30,
	2016	2015

CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income	$ 9,118,420	$ 17,183,986
Adjustments to reconcile net income to net cash Provided by operating activities:
Provision for loan losses	22,451,680	12,751,029
Depreciation and amortization	1,760,312	1,696,876
(Benefit) provision for deferred income taxes	(434,782)	646,734
Earnings in equity method investment	(141,386)	(185,623)
Other	320,937	439,997
Decrease (increase) in miscellaneous other assets	991,546	(9,674,382)
Decrease in other liabilities	(6,309,122)	(3,930,313)
Net Cash Provided	27,757,605	18,928,304

CASH FLOWS FROM INVESTING ACTIVITIES:
Loans originated or purchased	(165,131,637)	(165,507,067)
Loan payments	174,564,048	171,964,643
Decrease (increase) in restricted cash	6,671,489	(582,839)
Purchases of marketable debt securities	(21,015,433)	(2,744,065)
Sales of marketable debt securities	-	797,246
Redemptions of marketable debt securities	7,360,000	8,650,000
Fixed asset additions, net	(4,669,808)	(1,966,549)
Net Cash (Used) Provided	(2,221,341)	10,611,369

CASH FLOWS FROM FINANCING ACTIVITIES:
Net (decrease) increase in senior demand notes	(4,666,391)	1,017,578
Advances on credit line	266,185	264,810
Payments on credit line	(266,185)	(264,810)
Commercial paper issued	31,794,845	28,852,577
Commercial paper redeemed	(14,533,881)	(11,556,015)
Subordinated debt securities issued	3,469,847	4,168,923
Subordinated debt securities redeemed	(3,754,922)	(5,209,266)
Dividends / Distributions	(8,650,430)	(7,074,002)
Net Cash Provided	3,659,068	10,199,795

NET INCREASE CASH AND CASH EQUIVALENTS	29,195,332	39,739,468

CASH AND CASH EQUIVALENTS, beginning	51,449,417	14,726,542

CASH AND CASH EQUIVALENTS, ending	$ 80,644,749	$ 54,466,010

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest	$ 6,934,461	$ 6,177,011
Income Taxes	3,617,000	1,844,000

See Notes to Unaudited Condensed Consolidated Financial Statements

-NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS-

Note 1 – Basis of Presentation

The accompanying unaudited condensed consolidated financial statements of 1st Franklin Financial Corporation and subsidiaries (the "Company") should be read in conjunction with the audited consolidated financial statements of the Company and notes thereto as of December 31, 2015 and for the year then ended included in the Company's 2015 Annual Report filed with the Securities and Exchange Commission.

In the opinion of Management of the Company, the accompanying unaudited condensed consolidated financial statements contain all normal recurring adjustments necessary to present fairly the Company's consolidated financial position as of June 30, 2016 and December 31, 2015, and its consolidated results of operations and comprehensive income for the three and six-month periods ended June 30, 2016 and 2015 and its consolidated cash flows for the six months ended June 30, 2016 and 2015. While certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission, the Company believes that the disclosures herein are adequate to make the information presented not misleading.

The Company’s financial condition and results of operations as of and for the three- and six-month periods ended June 30, 2016 are not necessarily indicative of the results to be expected for the full fiscal year or any other future period.  The preparation of financial statements in accordance with GAAP requires Management to make estimates and assumptions that affect the reported amount of assets and liabilities at and as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ materially from those estimates.

The computation of earnings per share is self-evident from the accompanying Condensed Consolidated Statements of Income and Retained Earnings (Unaudited).  The Company has no dilutive securities outstanding.

Recent Accounting Pronouncements:

There have been no updates to recent accounting pronouncements reported in our 2015 annual report and no new pronouncements effective this year that Management believes would have a material impact on the Company.

Note 2 – Allowance for Loan Losses

The allowance for loan losses is based on Management's evaluation of the inherent risks and changes in the composition of the Company's loan portfolio.  Management’s approach to estimating and evaluating the allowance for loan losses is on a total portfolio level based on historical loss trends, bankruptcy trends, the level of receivables at the balance sheet date, payment patterns and economic conditions primarily including, but not limited to, unemployment levels and gasoline prices.  Historical loss trends are tracked on an on-going basis.  The trend analysis includes statistical analysis of the correlation between loan date and charge off date, charge off statistics by the total loan portfolio, and charge off statistics by branch, division and state.  Delinquency and bankruptcy filing trends are also tracked.  If trends indicate an adjustment to the allowance for loan losses is warranted, Management will make what it considers to be appropriate adjustments.  The level of receivables at the balance sheet date is reviewed and adjustments to the allowance for loan losses are made if Management determines increases or decreases in the level of receivables warrants an adjustment.  The Company uses monthly unemployment statistics, and various other monthly or periodic economic statistics, published by departments of the U.S. government and other economic statistics providers to determine the economic component of the allowance for loan losses.  Such allowance is, in the opinion of Management, sufficiently adequate for probable losses in the current loan portfolio.  As the estimates used in determining the loan loss reserve are influenced by outside factors, such as consumer payment patterns and general economic conditions, there is uncertainty inherent in these estimates.  Actual results could vary based on future changes in significant assumptions.

Management does not disaggregate the Company’s loan portfolio by loan class when evaluating loan performance.  The total portfolio is evaluated for credit losses based on contractual delinquency and other economic conditions. The Company classifies delinquent accounts at the end of each month according to the number of installments past due at that time, based on the then-existing terms of the contract.  Accounts are classified in delinquency categories based on the number of days past due.  When three installments are past due, Management classifies the account as being 60-89 days past due; when four or more installments are past due, Management classifies the account as being 90 days or more past due.  When a loan becomes five installments past due, it is charged off unless Management directs that it be retained as an active loan. In making this charge off evaluation, Management considers factors such as pending insurance, bankruptcy status and other indicators of collectability. In addition, no installment is counted as being past due if at least 80% of the contractual payment has been paid. In connection with any bankruptcy court-initiated repayment plan and as allowed by state regulatory authorities, the Company effectively resets the delinquency rating of each account to coincide with the court initiated repayment plan. The amount charged off is the unpaid balance less the unearned finance charges and the unearned insurance premiums, if applicable.

When a loan becomes 60 days or more past due based on its original terms, it is placed in nonaccrual status.  At such time, the accrual of any additional finance charges is discontinued.  Finance charges are then only recognized to the extent there is a loan payment received or when the account qualifies for return to accrual status.  Nonaccrual loans return to accrual status when the loan becomes less than 60 days past due.  There were no loans 60 days or more past due and still accruing interest at June 30, 2016 or December 31, 2015.  The Company’s principal balances on non-accrual loans by loan class as of June 30, 2016 and December 31, 2015 are as follows:

Loan Class	June 30, 2016	December 31, 2015

Consumer Loans	$ 24,876,649	$ 25,070,209
Real Estate Loans	1,219,505	846,894
Sales Finance Contracts	1,013,562	1,009,475
Total	$ 27,109,716	$ 26,925,578

An age analysis of principal balances on past due loans, segregated by loan class, as of June 30, 2016 and December 31, 2015 follows:

June 30, 2016	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due	Total Past Due Loans

Consumer Loans	$ 14,967,358	$ 8,624,553	$ 16,355,155	$ 39,947,066
Real Estate Loans	461,593	207,729	877,829	1,547,151
Sales Finance Contracts	582,184	338,546	642,961	1,563,691
Total	$ 16,011,135	$ 9,170,828	$ 17,875,945	$ 43,057,908

December 31, 2015	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due	Total Past Due Loans

Consumer Loans	$ 13,836,033	$ 8,073,384	$ 15,895,050	$ 37,804,467
Real Estate Loans	321,249	161,974	480,929	964,152
Sales Finance Contracts	498,374	346,930	584,919	1,430,223
Total	$ 14,655,656	$ 8,582,288	$ 16,960,898	$ 40,198,842

In addition to the delinquency rating analysis, the ratio of bankrupt accounts to the total loan portfolio is also used as a credit quality indicator.  The ratio of bankrupt accounts outstanding to total principal loan balances outstanding at June 30, 2016 and December 31, 2015 was 2.66% and 2.40%, respectively.

Nearly our entire loan portfolio consists of small homogeneous consumer loans (of the product types set forth in the table below).

June 30, 2016	Principal Balance	% Portfolio	6 Months Net Charge Off (Recoveries)	% Net Charge Offs

Consumer Loans	$ 447,818,672	89.4%	$ 19,114,687	96.8
Real Estate Loans	22,360,620	4.4	(5,480)	-
Sales Finance Contracts	30,982,347	6.2	642,473	3.2
Total	$ 501,161,639	100.0%	$ 19,751,680	100.0%

June 30, 2015	Principal Balance	% Portfolio	6 Months Net Charge Offs	% Net Charge Offs

Consumer Loans	$ 442,293,400	90.1%	$ 12,470,695	97.8
Real Estate Loans	21,268,492	4.3	(2,747)	-
Sales Finance Contracts	27,592,288	5.6	283,081	2.2
Total	$ 491,154,180	100.0%	$ 12,751,029	100.0%

Sales finance contracts are similar to consumer loans in nature of loan product, terms, customer base to whom these products are marketed, factors contributing to risk of loss and historical payment performance, and together with consumer loans, represented approximately 96% of principal balances outstanding in Company’s loan portfolio at June 30, 2016 and 2015.  As a result of these similarities, which have resulted in similar historical performance, consumer loans and sales finance contracts represent substantially all loan losses.  Real estate loans and related losses have historically been insignificant, and, as a result, we do not stratify the loan portfolio for purposes of determining and evaluating our loan loss allowance.  Due to the composition of the loan portfolio, the Company determines and monitors the allowance for loan losses on a collectively evaluated, single portfolio segment basis.  Therefore, a roll forward of the allowance for loan loss activity at the portfolio segment level is the same as at the total portfolio level.  We have not acquired any impaired loans with deteriorating quality during any period reported.  The following table provides additional information on our allowance for loan losses based on a collective evaluation:

	Three Months Ended		Six Months Ended
	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
Allowance for Credit Losses:
Beginning Balance	$ 34,500,000	$ 28,620,000	$ 33,500,000	$ 28,620,000
Provision for Loan Losses	11,272,680	6,528,953	22,451,680	12,751,029
Charge-offs	(12,325,334)	(8,940,284)	(25,428,484)	(17,800,005)
Recoveries	2,752,654	2,411,331	5,676,804	5,048,976
Ending Balance	$ 36,200,000	$ 28,620,000	$ 36,200,000	$ 28,620,000

Ending balance; collectively evaluated for impairment	$ 36,200,000	$ 28,620,000	$ 36,200,000	$ 28,620,000

	Three Months Ended		Six Months Ended
	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
Finance receivables:
Ending balance	$ 501,161,639	$ 491,154,180	$ 501,161,639	$ 491,154,180
Ending balance; collectively evaluated for impairment	$ 501,161,639	$ 491,154,180	$ 501,161,639	$ 491,154,180

Troubled Debt Restructings ("TDR's") represent loans on which the original terms of the loans have been modified as a result of the following conditions: (i) the restructuring constitutes a concession and (ii) the borrower is experiencing financial difficulties. Loan modifications by the Company involve payment alterations, interest rate concessions and/ or reductions in the amount owed by the borrower.  The following table presents a summary of loans that were restructured during the three months ended June 30, 2016.

	Number Of Loans	Pre-Modification Recorded Investment	Post-Modification Recorded Investment

Consumer Loans	2,797	$ 5,669,352	$ 5,443,901
Real Estate Loans	4	37,071	37,071
Sales Finance Contracts	86	196,502	179,493
Total	2,887	$ 5,902,925	$ 5,660,465

The following table presents a summary of loans that were restructured during the three months ended June 30, 2015.

	Number Of Loans	Pre-Modification Recorded Investment	Post-Modification Recorded Investment

Consumer Loans	2,031	$ 4,362,336	$ 4,111,093
Real Estate Loans	12	101,501	95,640
Sales Finance Contracts	67	123,912	112,384
Total	2,110	$ 4,587,749	$ 4,319,117

The following table presents a summary of loans that were restructured during the six months ended June 30, 2016.

	Number Of Loans	Pre-Modification Recorded Investment	Post-Modification Recorded Investment

Consumer Loans	5,254	$ 10,486,236	$ 9,976,972
Real Estate Loans	15	156,745	156,746
Sales Finance Contracts	186	396,701	366,078
Total	5,455	$ 11,039,682	$ 10,499,796

The following table presents a summary of loans that were restructured during the six months ended June 30, 2015.

	Number Of Loans	Pre-Modification Recorded Investment	Post-Modification Recorded Investment

Consumer Loans	3,055	$ 7,022,140	$ 6,628,457
Real Estate Loans	21	177,574	171,663
Sales Finance Contracts	114	217,208	202,764
Total	3,190	$ 7,416,922	$ 7,002,884

TDRs that occurred during the previous twelve months and subsequently defaulted during the three months ended June 30, 2016 are listed below.

	Number Of Loans	Pre-Modification Recorded Investment

Consumer Loans	1,186	$ 1,635,616
Real Estate Loans	1	1,358
Sales Finance Contracts	39	73,366
Total	1,226	$ 1,710,340

TDRs that occurred during the twelve months ended June 30, 2015 and subsequently defaulted during the three months ended June 30, 2015 are listed below.

	Number Of Loans	Pre-Modification Recorded Investment

Consumer Loans	560	$ 798,237
Real Estate Loans	-	-
Sales Finance Contracts	25	28,184
Total	585	$ 826,421

TDRs that occurred during the previous twelve months and subsequently defaulted during the six months ended June 30, 2016 are listed below.

	Number Of Loans	Pre-Modification Recorded Investment

Consumer Loans	1,911	$ 2,728,640
Real Estate Loans	1	1,358
Sales Finance Contracts	75	125,229
Total	1,987	$ 2,855,227

TDRs that occurred during the twelve months ended June 30, 2015 and subsequently defaulted during the six months ended June 30, 2015 are listed below.

	Number Of Loans	Pre-Modification Recorded Investment

Consumer Loans	728	$ 1,089,968
Real Estate Loans	1	1,000
Sales Finance Contracts	31	33,522
Total	760	$ 1,124,490

The level of TDRs, including those which have experienced a subsequent default, is considered in the determination of an appropriate level of allowance of loan losses.

Note 3 – Investment Securities

Debt securities available-for-sale are carried at estimated fair value. Debt securities designated as "Held to Maturity" are carried at amortized cost based on Management's intent and ability to hold such securities to maturity.  The amortized cost and estimated fair values of these debt securities were as follows:

	As of June 30, 2016		As of December 31, 2015
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Available-for-Sale: Obligations of states and political subdivisions Corporate securities	$ 154,204,218 130,316 $ 154,334,534	$ 165,062,835 300,029 $ 165,362,864	$ 138,123,137 130,316 $ 138,253,453	$ 143,533,384 328,781 $ 143,862,165
Held to Maturity: Obligations of states and political subdivisions	$ 14,308,129	$ 14,311,281	$ 17,058,181	$ 17,171,053

Gross unrealized losses on investment securities totaled $210,125 and $342,867 at June 30, 2016 and December 31, 2015, respectively.  The following table provides an analysis of investment securities in an unrealized loss position for which other-than-temporary impairments have not been recognized as of June 30, 2016 and December 31, 2015:

Less than 12 Months			12 Months or Longer		Total
June 30, 2016	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available for Sale:
Obligations of states and political subdivisions	$ 897,966	$ (10,873)	$ -	$ -	$ 897,966	$ (10,873)

Held to Maturity:
Obligations of states and political subdivisions	4,149,804	(69,901)	2,555,452	(129,351)	6,705,256	(199,252)

Overall Total	$ 5,047,770	$ (80,774)	$2,555,452	$ (129,351)	$7,603,222	$ (210,125)

	Less than 12 Months		12 Months or Longer		Total
December 31, 2015	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available for Sale:
Obligations of states and political subdivisions	$ 7,154,930	$ (75,054)	$ 4,287,447	$ (137,308)	$ 11,442,377	$ (212,362)

Held to Maturity:
Obligations of states and political subdivisions	4,471,673	(61,813)	1,406,089	(68,692)	5,877,762	(130,505)

Overall Total	$ 11,626,603	$ (125,024)	$ 5,693,536	$ (206,000)	$17,320,139	$ (342,867)

The previous two tables represent 6 and 25 investments held by the Company at June 30, 2016 and December 31, 2015, respectively, the majority of which are rated “A” or higher by Standard & Poor’s.  The unrealized losses on the Company’s investments listed in the above table were primarily the result of interest rate and market fluctuations.  Based on the credit ratings of these investments, along with the consideration of whether the Company has the intent to sell or will be more likely than not required to sell the applicable investment before recovery of amortized cost basis, the Company does not consider the impairment of any of these investments to be other-than-temporary at June 30, 2016 or December 31, 2015.

The Company’s insurance subsidiaries internally designate certain investments as restricted to cover their policy reserves and loss reserves.  Funds are held in separate trusts for the benefit of each insurance subsidiary at U.S. Bank National Association ("US Bank").  US Bank serves as trustee under trust agreements with the Company's property and casualty insurance company subsidiary, as grantor, and the non-affiliated insurance companies (who underwrite the policies), as beneficiaries.  At June 30, 2016, these trust accounts held $29.8 million in available-for-sale investment securities at market value and $7.9 million in held-to-maturity investment securities at amortized cost.  US Bank also serves as trustee under trust agreements with the Company's life insurance subsidiary, as grantor, and non-affiliated insurance companies (who underwrite the policies), as beneficiaries.  At June 30, 2016, these trust accounts held $5.2 million in available-for-sale investment securities at market value.  The amounts required to be in each Trust change as required reserves change.  All earnings on assets in the trusts are remitted to the Company's insurance subsidiaries.

Note 4 – Fair Value

Under Accounting Standards Codification No. 820 ("ASC No. 820"), fair value is the price that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The following fair value hierarchy is used in selecting inputs used to determine the fair value of an asset or liability, with the highest priority given to Level 1, as these are the most transparent or reliable.  A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurements.

Level 1 - Quoted prices for identical instruments in active markets.

Level 2 - Quoted prices for similar instruments in active markets; quoted prices for

identical or similar instruments in markets that are not active; and model-derived   valuations in which all significant inputs are observable in active markets.

Level 3 - Valuations derived from valuation techniques in which one or more significant inputs are unobservable.

The following methods and assumptions are used by the Company in estimating fair values of its financial instruments:

Cash and Cash Equivalents:  Cash includes cash on hand and with banks.  Cash equivalents are short-term highly liquid investments with original maturities of three months or less.   The carrying value of cash and cash equivalents approximates fair value due to the relatively short period of time between origination of the instruments and their expected realization.  The estimate of the fair value of cash and cash equivalents is classified as a Level 1 financial asset.

Loans:  The carrying value of the Company’s direct cash loans and sales finance contracts approximates the fair value since the estimated life, assuming prepayments, is short-term in nature.  The fair value of the Company’s real estate loans approximate the carrying value since the interest rate charged by the Company approximates market rate.  The estimate of fair value of loans is classified as a Level 3 financial asset.

Marketable Debt Securities:  The Company values Level 2 securities using various observable market inputs obtained from a pricing service. The pricing service prepares evaluations of fair value for our Level 2 securities using proprietary valuation models based on techniques such as multi-dimensional relational models, and series of matrices that use observable market inputs. The fair value measurements and disclosures guidance defines observable market inputs as the assumptions market participants would use in pricing the asset developed on market data obtained from sources independent of the Company. The extent of the use of each observable market input for a security depends on the type of security and the market conditions at the balance sheet date. Depending on the security, the priority of the use of observable market inputs may change as some observable market inputs may not be relevant or additional inputs may be necessary. The Company uses the following observable market inputs (“standard inputs”), listed in the approximate order of priority, in the pricing evaluation of Level 2 securities: benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers and reference data including market research data.  State, municipalities and political subdivisions securities are priced by our pricing service using material event notices and new issue data inputs in addition to the standard inputs.  See additional information, including the table below, regarding fair value under ASC No. 820, and the  fair value measurement of available-for-sale marketable debt securities.

Equity Method Investment:  The fair value of the equity method investment is estimated based on the Company's allocable share of the investee net asset as of the reporting date.

Senior Debt Securities:  The carrying value of the Company’s senior debt securities approximates fair value due to the relatively short period of time between the origination of the instruments and their expected repayment.  The estimate of fair value of senior debt securities is classified as a Level 2 financial liability.

Subordinated Debt Securities:  The carrying value of the Company’s variable rate subordinated debt securities approximates fair value due to the re-pricing frequency of the securities.  The estimate of fair value of subordinated debt securities is classified as a  Level 2 financial liability.

The Company is responsible for the valuation process and as part of this process may use data from outside sources in establishing fair value.  The Company performs due diligence to understand the inputs and how the data was calculated or derived.  The Company employs a market approach in the valuation of its obligations of states, political subdivisions and municipal revenue bonds that are available-for-sale.  These investments are valued on the basis of current market quotations provided by independent pricing services selected by Management based on the advice of an investment manager.  To determine the value of a particular investment, these independent pricing services may use certain information with respect to market transactions in such investment or comparable investments, various relationships observed in the market between investments, quotations from dealers, and pricing metrics and calculated yield measures based on valuation methodologies commonly employed in the market for such investments. Quoted prices are subject to our internal price verification procedures.  We validate prices received using a variety of methods including, but not limited, to comparison to other pricing services or corroboration of pricing by reference to independent market data such as a secondary broker.  There was no change in this methodology during any period reported.

Assets measured at fair value as of June 30, 2016 and December 31, 2015 were available-for-sale investment securities which are summarized below:

Fair Value Measurements at Reporting Date Using
Quoted Prices
		In Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
	June 30,	Assets	Inputs	Inputs
Description	2016	(Level 1)	(Level 2)	(Level 3)

Corporate securities Obligations of states and political subdivisions Total	$ 300,029 165,062,835 $ 165,362,864	$ 300,029 -- $ 300,029	$ -- 165,062,835 $ 165,062,835	$ -- -- $ --

Fair Value Measurements at Reporting Date Using
Quoted Prices
		In Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
	December 31,	Assets	Inputs	Inputs
Description	2015	(Level 1)	(Level 2)	(Level 3)

Corporate securities Obligations of states and political subdivisions Total	$ 328,781 143,533,384 $ 143,862,165	$ 328,781 -- $ 328,781	$ -- 143,533,384 $ 143,533,384	$ -- -- $ --

Note 5 – Equity Method Investment

The Company has one investment in Meritage Capital, Centennial Absolute Return Fund, L.P. (the "Fund") accounted for using the equity method of accounting.  The carrying value of this investment was $25.1 million and $25.0 million as of June 30, 2016 and December 31, 2015, respectively.  The Company earned $.4 million and $.1 million from this investment during the three- and six-month periods ended June 30, 2016, respectively, compared to $.1 million and $.2 million during the same comparable periods a year ago.  The income was recorded in Other Revenue on the Company's Unaudited Condensed Consolidated Statements of Income and Retained Earnings.  With at least 60 days notice, the Company has the ability to redeem its investment in the Fund at the end of any calendar quarter.  The Company has no investment commitments to the Fund.

Condensed financial statement information of the equity method investment is as follows:

	June 30, 2016	December 31, 2015
Company's equity method investment	$ 25,130,891	$ 24,989,505
Partnership assets	$ 102,705,603	$ 97,456,613
Partnership liabilities	$ 171,316	$ 148,566
Partnership net income (loss)	$ 945,301(a)	$ (3,344,462)(b)

Note

(a)  Represents 6 months of net income.

(b)  Represents 12 months of net loss.

Note 6 – Commitments and Contingencies

The Company is, and expects in the future to be, involved in various legal proceedings incidental to its business from time to time.  Management makes provisions in its financial statements for legal, regulatory, and other contingencies when, in the opinion of Management, a loss is probable and reasonably estimable.  At June 30, 2016, no such known proceedings or amounts, individually or in the aggregate, were expected to have a material impact on the Company or its financial condition or results of operations.

Note 7 – Income Taxes

Effective income tax rates were 29% and 23% during the three- and six-month periods ended June 30, 2016, respectively compared to 10% and 11% and during each of the same periods during 2015.  The Company has elected to be, and is, treated as an S corporation for income tax reporting purposes.  Taxable income or loss of an S corporation is passed through to, and included in the individual tax returns, of the shareholders of the Company, rather than being taxed at the corporate level.  Notwithstanding this election, income taxes are reported for, and paid by, the Company's insurance subsidiaries, as they are not allowed by law to be treated as S corporations, as well as for the Company in Louisiana, which does not recognize S corporation status.  The tax rates of the Company’s insurance subsidiaries are below statutory rates due to investments in tax exempt bonds held by the Company’s insurance subsidiaries.  Tax rates increased during the current year periods due to a higher earnings in the insurance subsidiaries.

 Note 8 – Credit Agreement

Effective September 11, 2009, the Company entered into a credit facility with Wells Fargo Preferred Capital, Inc.  The credit agreement provides for borrowings of up to $100.0 million or 70% of the Company's net finance receivables (as defined in the Credit Agreement), whichever is less and has a maturity date of September 11, 2018.  Available borrowings under the credit agreement were $100.0 million at June 30, 2016 and December 31, 2015, at an interest rate of 3.75%.  The credit agreement contains covenants customary for financing transactions of this type.  At June 30, 2016, the Company was in compliance with all covenants.

Note 9 – Related Party Transactions

The Company engages from time to time in transactions with related parties.  Please refer to the disclosure contained in Note 10 “Related Party Transactions” in the Notes to Consolidated Financial Statements in the Company’s Annual Report on Form 10-K as of and for the year ended December 31, 2015 for additional information on such transactions.

Note 10 – Segment Financial Information

The Company discloses segment information in accordance with FASB ASC 280.  FASB ASC 280 requires companies to determine segments based on how management makes decisions about allocating resources to segments and measuring their performance.  The Company operates in five operating divisions that comprise one reportable business segment.

The Company has five operating divisions which comprise it operations:  Division I through Division V.  Each division consists of a number of branch offices that are aggregated based on vice president responsibility and geographic location.  Division I consists of offices located in

South Carolina.  Offices in North Georgia comprise Division II, Division III consists of offices in South Georgia.  Division IV represents our Alabama and Tennessee offices, and our offices in Louisiana and Mississippi encompass Division V.

Accounting policies of each of the divisions are the same as those for the Company as a whole.  Performance is measured based on objectives set at the beginning of each year and include various factors such as division profit, growth in earning assets and delinquency and loan loss management.  All division revenues result from transactions with third parties.  The Company does not allocate income taxes or corporate headquarter expenses to the divisions.

The following table summarizes revenues, profit and assets by each of the Company's divisions.  Also in accordance therewith, a reconciliation to consolidated net income is provided.

	Division	Division	Division	Division	Division
	I	II	III	IV	V	Total
(in thousands)
Division Revenues:
3 Months ended 6/30/2016	$ 6,695	$ 11,376	$ 10,693	$ 10,162	$ 8,346	$ 47,272
3 Months ended 6/30/2015	$ 6,525	$ 11,221	$ 10,162	$ 9,563	$ 8,438	$ 45,909
6 Months ended 6/30/2016	$ 13,937	$ 23,612	$ 22,035	$ 20,778	$ 17,526	$ 97,888
6 Months ended 6/30/2015	$ 13,414	$ 23,060	$ 20,885	$ 19,415	$ 17,236	$ 94,010

Division Profit:
3 Months ended 6/30/2016	$ 1,454	$ 4,554	$ 4,470	$ 3,272	$ 1,924	$ 15,674
3 Months ended 6/30/2015	$ 2,243	$ 5,192	$ 4,428	$ 3,573	$ 2,981	$ 18,417
6 Months ended 6/30/2016	$ 3,416	$ 9,813	$ 9,359	$ 7,146	$ 4,485	$ 34,219
6 Months ended 6/30/2015	$ 4,807	$ 11,270	$ 9,556	$ 7,548	$ 6,304	$ 39,485

Division Assets:
6/30/2016	$ 57,964	$ 103,059	$ 96,969	$ 104,809	$ 73,485	$ 436,286
12/31/2015	65,026	110,524	103,027	109,469	81,984	470,030

			3 Months Ended 6/30/2016 (in Thousands)	3 Months Ended 6/30/2015 (in Thousands)	6 Months Ended 6/30/2016 (in Thousands)	6 Months Ended 6/30/2015 (in Thousands)
Reconciliation of Profit:
Profit per division			$15,674	$ 18,417	$ 34,219	$ 39,485
Corporate earnings not allocated			3,399	4,662	6,373	7,701
Corporate expenses not allocated			(14,650)	(13,479)	(28,728)	(27,917)
Income taxes not allocated			(1,275)	(972)	(2,746)	(2,085)
Net income			$ 3,148	$ 8,628	$ 9,118	$ 17,184

BRANCH OPERATIONS

Ronald F. Morrow	Vice President
Virginia K. Palmer	Vice President
J. Patrick Smith, III	Vice President
Marcus C. Thomas	Vice President
Michael J. Whitaker	Vice President
Joseph R. Cherry	Area Vice President
John B. Gray	Area Vice President

REGIONAL OPERATIONS DIRECTORS

Sonya Acosta	Carla Eldridge	Judy Landon	Larry Mixson
Michelle Rentz Benton	Jimmy Fairbanks	Sharon Langford	William Murillo
Bert Brown	Chad Frederick	Jeff Lee	Mike Olive
Ron Byerly	Shelia Garrett	Lynn Lewis	Hilda Phillips
Keith Chavis	Brian Hill	Jimmy Mahaffey	Jennifer Purser
Bryan Cook	David Hoard	John Massey	Summer Rhodes
Richard Corirossi	Gail Huff	Vicky McLeod	Mike Shankles
Jeremy Cranfield Joe Daniel	Jerry Hughes Janice Hyde	Brian McSwain Marty Miskelly	Harriet Welch Robert Whitlock
Loy Davis	Steve Knotts

BRANCH OPERATIONS

ALABAMA
Adamsville	Center Point	Fayette	Jasper	Oxford	Selma
Albertville	Clanton	Florence	Moody	Ozark	Sylacauga
Alexander City	Cullman	Fort Payne	Moulton	Pelham	Tallassee
Andalusia	Decatur	Gadsden	Muscle Shoals	Prattville	Troy
Arab	Dothan (2)	Hamilton	Opelika	Russellville (2)	Tuscaloosa
Athens	Enterprise	Huntsville (2)	Opp	Scottsboro	Wetumpka
Bessemer
GEORGIA
Adel	Carrollton	Dalton	Gray	Macon	Statesboro
Albany	Cartersville	Dawson	Greensboro	Madison	Stockbridge
Alma	Cedartown	Douglas (2)	Griffin	Manchester	Swainsboro
Americus	Chatsworth	Douglasville	Hartwell	McDonough	Sylvania
Athens (2)	Clarkesville	Dublin	Hawkinsville	Milledgeville	Sylvester
Augusta	Claxton	East Ellijay	Hazlehurst	Monroe	Thomaston
Bainbridge	Clayton	Eastman	Helena	Montezuma	Thomson
Barnesville	Cleveland	Eatonton	Hinesville (2)	Monticello	Tifton
Baxley	Cochran	Elberton	Hiram	Moultrie	Toccoa
Blairsville	Colquitt	Fayetteville	Hogansville	Nashville	Tucker
Blakely	Columbus	Fitzgerald	Jackson	Newnan	Valdosta
Blue Ridge	Commerce	Flowery Branch	Jasper	Perry	Vidalia
Bremen	Conyers	Forsyth	Jefferson	Pooler	Villa Rica
Brunswick	Cordele	Fort Valley	Jesup	Richmond Hill	Warner Robins
Buford	Cornelia	Ft. Oglethorpe	Kennesaw	Rome	Washington
Butler	Covington	Gainesville	LaGrange	Royston	Waycross
Cairo	Cumming	Garden City	Lavonia	Sandersville	Waynesboro
Calhoun	Dahlonega	Georgetown	Lawrenceville	Savannah	Winder

Canton

BRANCH OPERATIONS
(Continued)

LOUISIANA
Abbeville	Crowley	Houma	Marksville	New Iberia	Slidell
Alexandria	Denham Springs	Jena	Minden	Opelousas	Springhill
Baker	DeRidder	Lafayette	Monroe	Pineville	Sulphur
Bastrop	Eunice	Lake Charles	Morgan City	Prairieville	Thibodaux
Bossier City Covington	Franklin Hammond	LaPlace Leesville	Natchitoches	Ruston	Winnsboro

MISSISSIPPI
Amory	Columbia	Gulfport	Jackson	Newton	Pontotoc
Batesville	Columbus	Hattiesburg	Kosciusko	Olive Branch	Ripley
Bay St. Louis	Corinth	Hazlehurst	Magee	Oxford	Senatobia
Booneville	Forest	Hernando	McComb	Pearl	Starkville
Brookhaven	Greenwood	Houston	Meridian	Philadelphia	Tupelo
Carthage	Grenada	Iuka	New Albany	Picayune	Winona

SOUTH CAROLINA
Aiken	Chester	Georgetown	Laurens	North Charleston	Spartanburg
Anderson	Columbia	Greenwood	Lexington	North Greenville	Summerville
Batesburg- Leesvile	Conway	Greer	Manning	North Myrtle Beach	Sumter
Beaufort	Dillon	Hartsville	Marion	Orangeburg	Union
Camden	Easley	Irmo	Moncks Corner	Rock Hill	Walterboro
Cayce	Florence	Lake City	Myrtle Beach	Seneca	Winnsboro
Charleston	Gaffney	Lancaster	Newberry	Simpsonville	York
Cheraw

TENNESSEE
Alcoa	Crossville	Greenville	LaFollette	Murfreesboro *	Sparta
Athens	Dayton	Hixson	Lenior City	Newport	Tullahoma
Bristol	Elizabethton	Johnson City	Madisonville	Powell	Winchester
Cleveland	Gallatin	Kingsport	Morristown	Sevierville

* Note: Opened July 18, 2016

DIRECTORS

Ben F. Cheek, IV Chairman 1st Franklin Financial Corporation	John G. Sample, Jr. Senior Vice President and Chief Financial Officer Atlantic American Corporation

Ben F. Cheek, III Vice Chairman 1st Franklin Financial Corporation	C. Dean Scarborough Realtor

A. Roger Guimond Executive Vice President and Chief Financial Officer 1st Franklin Financial Corporation	Keith D. Watson President Bowen & Watson, Inc.

Jim H. Harris, III Founder / Co-owner Unichem Technologies Founder / Owner / President Moonrise Distillery

EXECUTIVE OFFICERS

Ben F. Cheek, IV Chairman

Ben F. Cheek, III Vice Chairman

Virginia C. Herring President and Chief Executive Officer

A. Roger Guimond Executive Vice President and Chief Financial Officer

Daniel E. Clevenger, II Executive Vice President - Compliance

C. Michael Haynie Executive Vice President - Human Resources

Kay S. O'Shields Executive Vice President – Strategic and Organization Development

Chip Vercelli Executive Vice President – General Counsel

Lynn E. Cox Vice President / Corporate Secretary and Treasurer

LEGAL COUNSEL

Jones Day 1420 Peachtree Street, N.E. Suite 800 Atlanta, Georgia 30309-3053

AUDITORS

Deloitte & Touche LLP 191 Peachtree Street, N.E. Atlanta, Georgia 30303